July 10, 2024

Alan R. Curtis
Chief Financial Officer
Oceaneering International, Inc.
5875 North Sam Houston Parkway West
Suite 400
Houston, TX 77086

        Re: Oceaneering International, Inc.
            Form 10-K for the fiscal year ended December 31, 2023
            Form 8-K filed April 24, 2024
            File No. 001-10945
Dear Alan R. Curtis:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 35

1. We note that footnote 10 discloses segment income (loss) from operations and reconciles these segment amounts to total income (loss) from operations, in accordance with ASC
       280. Please tell us how you considered your disclosures of gross margin and gross margin
       % for Total Energy and the segments Subsea Robotics, Manufactured Products, Offshore
       Projects Group, and Integrity Management & Digital Solutions, as non-GAAP financial measures in accordance with Item 10(e)(2) of Regulation S-K. Please also refer to
       Questions 104.03 and 104.04 of the Compliance and Disclosure Interpretations on Non-
       GAAP Financial Measures for guidance. This comment is also applicable to disclosures in your Forms 10-Q and earnings releases filed under Forms 8- K.
 July 10, 2024
Page 2

Energy, page 36

2. Please tell us if the ROV days on hire (in thousands) disclosed on page 34 is the same measure and calculated in the same manner as ROV Days Utilized, disclosed on page 36.
        If so, please revise the names of these measures for consistency. Please also expand the disclosures to provide a clear definition of each of the disclosed measures and how they are calculated to provide adequate context for an investor to understand the metrics presented. See SEC Release No. 33-10751.
Index to Financial Statements and Schedules
Consolidated Statements of Cash Flows, page 61

3.     Please tell us the nature of the line-item    currency translation
effect on working capital,
       excluding cash    and your basis in U.S. GAAP for the current
presentation.
Form 8-K filed April 24, 2024
Exhibit 99.1
Reconciliations of Non-GAAP to GAAP Financial Information, page 68

4. We refer you to the reconciliation of Free Cash Flow on page 10. Please clarify why you view Free Cash Flow as a measure of operating performance rather than a measure of liquidity. Include your consideration of Question 102.07 of the Compliance and
       Disclosure Interpretations on Non-GAAP Financial Measures. If this is a liquidity measure, revise to reconcile to cash flow from operating activities and, to the extent it includes cash-based adjustments other than capital expenditures, change the title to adjusted free cash flows.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation